SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 16, 2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
55 (61) 415-1140
ri@brasiltelecom.com.br

Media Relations
55 (61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

Brasil Telecom

Repudiation to the declarations
of the Chairman of Telecom Italia

       The Chairman of Telecom Italia affirmed to the Brazilian press that Brasil Telecom does not have technical ability to operate mobile telephony. This declaration caused deep indignation in Brasil Telecom’s professionals. It is a disrespect to Brazilian technicians, besides being an offence, once Brasil Telecom was indicated as "the best telecommunications company in Latin America", in a poll released by Reuters. Note that Telecom Italia, which has operation in some countries of Latin America, was also evaluated in this poll.

       The stake of Telecom Italia in our company never brought benefit to the management of Brasil Telecom. In contrast, there are some events that brought enormous damages to the company as the acquisition of CRT with overprice imposed due to interest of Telecom Italia, the mobile market entrance delay and the constant abuses in veto power right in decisions taken by the Board of Directors. Everything that was obtained by Brasil Telecom, which is reflected in its technological efficiency, in the results generated to the shareholders of the company, and in the satisfaction of its customers, was possible in spite of and not with the contribution of Telecom Italia.

       It is not true that Brasil Telecom has filed with Anatel any document where it questions the Shareholders Agreement of the company. Brasil Telecom presented to its Board of Directors a proposal of a structure that it sought for conciliating the return of Telecom Italia to Brasil Telecom’s block of control without harming the activities of our company in the mobile segment, what is completely known by the market.

       Telecom Italia owns less than a 5% stake in Brasil Telecom and is the major shareholder of TIM. It is unfair that Telecom Italia’s top management intends that Brasil Telecom takes into account only the Italians interests on its decision process, in such a behavior that, if adopted, it would be against its obligations as a public service concessionaire and its shareholders rights.

       We consider all that a disrespect mainly due to the fact that it comes from a company which is being questioned in Italy, and in other countries, for shunting lines of behavior produced by its management and that they involve, also, the payment of gratifications.

Brasilia, Brazil, September 12, 2003

Brasil Telecom

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer